UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Federal Home Loan Bank of Boston

File No. 0-51402 - CF#35133

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Federal Home Loan Bank of Boston submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2017.

Based on representations by Federal Home Loan Bank of Boston that this information is contained in or related to examination, operating or condition reports prepared by, on behalf of, or for the use of an agency responsible for the regulation or supervision of financial institutions under the Freedom of Information Act, 5 U.S.C. 552(b)(8), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1   through May 11, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary